UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Explanatory Note

On September 11, 2023, Boqii Holding Limited (the “Company”) held an extraordinary general meeting in Shanghai (the “EGM”).

The Company hereby submits this current report on Form 6-K (the “Report”) to furnish (i) a press release announcing the voting results of the EGM as set forth in Exhibit 99.1 hereto and (ii) the Thirteenth Amended and Restated Memorandum and Articles of Association of the Company as set forth in Exhibit 3.1 hereto. For more details, please refer to exhibits to this Report.

INCORPORATION BY REFERENCE

Exhibit 3.1 to this Report shall be incorporated by reference into the Company’s registration statement on Form F-3, as amended, which became effective on November 23, 2022 (File no. 333-267919), and be a part thereof from the date on which this Report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Thirteenth Amended and Restated Memorandum and Articles of Association of Boqii Holding Limited
99.1	Press Release dated September 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: September 11, 2023

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